UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10036165

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AB 3/29

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III



SEC FILE NUMBER
8-52658

SEC MAIL PROCESSING SECTION RECEIVED MAR 25 2010 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Macquarie Private Wealth Corp. Blackmont Capital Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE Place, 181 Bay Street, Suite 3200
(No. and Street)

Toronto (City) Ontario (State) M5J 2T3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky (416) 814-7895
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

Ernst & Young Tower, P.O. Box 251,
222 Bay Street (Address) Toronto (City) Ontario (State) M5K 1J7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Blackmont Capital Corporation for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



James Lexovsky
Chief Financial Officer

March 23 2010
Date

Subscribed and sworn to before me,
On this 23 day of March 2010

Notary Public



LISA CONWAY
NOTARY PUBLIC
20 TORONTO ST. LVL 10
TORONTO ON M5C 2B8

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to the Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation (Not Applicable).
(x) (l) An Oath or Affirmation.
(x)(m) A Copy of the SIPC Supplemental Report
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Blackmont Capital Corp.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Blackmont Capital Corp., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Blackmont Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period of April 1, 2009 to December 31, 2009. Blackmont Capital Corp.'s management is responsible for Blackmont Capital Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the back schedules, which have been agreed to the audited financial statements (Form X-17A-5), with the amounts reported in Form SIPC-7T for the period covered by the Form SIPC-7T of April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no additions to the net operating revenues on Form SIPC-7T and one Deduction. The deduction was agreed to the client provided schedule of revenues and expenses. This schedule was agreed to the audited financial statements of Blackmont Capital Corp. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period of April 1, 2009 to December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 18, 2010.

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St N W Suite 800 Washington D.C 20005 2215
202 371 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

052658 FINRA DEC
BLACKMONT CAPITAL CORP
BCE PLACE 181 BAY ST STE 900
PO BOX 779
TORONTO ONTARIO M5J 2T3
CANADA

Note. If any of the information shown on the mailing label requires correction please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Lepofsky 416-814-7895

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2930.40

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (875)

July 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2055.40

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2055.40

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2055.40

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blackmont Capital Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the_____ day of_______________ 20_____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $ 1315688

2b. Additions

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts — ______

(4) Interest and dividend expense deducted in determining item 2a — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 72654

(4) Reimbursements for postage in connection with proxy solicitation — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C) — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 70875

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) — $ Ø

Enter the greater of line (i) or (ii) — 70875

Total deductions — 143529

2d. SIPC Net Operating Revenues — $ 1172159

2e. General Assessment @ .0025 — $ 2930.40

(to page 1 but not less than $150 minimum)